

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2023

Dato' Khalid Ahmad
Chief Financial Officer
Liberty Resources Acquisition Corp.
78 SW 7 th Street Suite 500
Miami, FL 33130

> **Re:** **Liberty Resources Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 28, 2023**
> **File No. 001-40883**

Dear Dato' Khalid Ahmad:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew M. Tucker